Operating Agreement
For
PLANET THETA LLC
State of Wyoming Limited Liability Company

ARTICLE I
Company Formation

1.1 **FORMATION**. The undersigned parties (the "Members") hereby form a Limited Liability Company ("Company") subject to the provisions of the laws of the State of Wyoming. Articles of Organization shall be filed with the Secretary of State in the State of Wyoming.

1.2 **NAME**. The name of the Company shall be: PLANET THETA LLC

1.3 **REGISTERED AGENT**. The name and location of the registered agent of the Company shall be:

Capital Administrations LLC
1712 Pioneer Ave Ste 115
Cheyenne, WY 82001 USA

1.4 **TERM**. The Company shall continue for a perpetual period unless:

(a) One or more Members whose interest in the Company comprises greater than Fifty Percent (50%) of the total membership interest in the Company votes for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) Any other event causing dissolution of this Limited Liability Company under the laws of the State of Wyoming.

1.5 **BUSINESS PURPOSE**. The purpose of the Company shall be to carry on any lawful business or activity which may be conducted by a limited liability company organized under Wyoming state law, and to exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under Wyoming state law.

1.6 **THE MEMBERS**. The membership of the Company is wholly owned by FIREFLARE GAMES LLC at the time of the execution of this Agreement. New members may be admitted to the Company according to the provisions of Article VII. At the time of the execution of this Agreement, FIREFLARE GAMES LLC owns and controls One Hundred Percent (100.00%) of the membership of the Company.

1.7 **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company shall be:

1712 Pioneer Ave Ste 115
Cheyenne, WY 82001 USA

Principal place of business may be changed at the discretion of the Manager.

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the Company of a new interest in the Company without the prior unanimous written consent of all Members. Additional members may be admitted only via transfers of existing membership interest in the Company, subject to the provisions of Article VII.

1.9 **AMENDMENT OF AGREEMENT**. This Operating Agreement may not be amended, restated or modified, or any obligation herein waived, except pursuant to a written instrument approved in writing and executed by all Members.

ARTICLE II
Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members shall make the following initial contributions to the Company:

FIREFLARE GAMES LLC shall initially contribute to the Company One Thousand Dollars ($1,000.00).

2.2 **ADDITIONAL CONTRIBUTIONS**. No Member shall be obligated to make any additional contribution to the Company's capital. Any additional contributions will be characterized as loans from the Members to the Company, with an interest rate of Eight Percent (8%) to apply.

2.3 **REPAYMENT OF LOANS FROM MEMBERS.** Unless otherwise agreed by all Members, loans from Members to the Company will be paid back in their entirety before any distributions are made to the Members.

ARTICLE III
Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative membership interest in the Company.

3.2 **DISTRIBUTIONS.** The Manager shall determine and distribute available funds quarterly or at more frequent intervals as is determined by the Manager. Available funds, as referred to herein, shall mean

the net cash of the Company available after appropriate provision for expenses and liabilities, including the full repayment of any loans or debts to Members, or any other expense as determined by the Manager.

ARTICLE IV
Management

4.1 **MANAGEMENT OF THE BUSINESS**. The sole Managing Member of the Company (the "Manager") shall be FIREFLARE GAMES LLC. Any additional members admitted to the Company agree to be non-managing members of the Company ("Silent Partners"). Silent Partners shall have no voting rights, administrative authority, or ability to bind the Company, and shall have no power to borrow money or otherwise incur indebtedness in the name of or on behalf of the Company.

4.2 **LIABILITY OF MEMBERS**. The liability of the Members shall be limited as provided pursuant to applicable law. Only the Managing Member takes part in the control, management, direction, or operation of the Company's affairs and shall have power to bind the Company.

3.3 **POWERS OF MANAGER**. The Manager is authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the Company's business. In the exercise of their management powers, the Manager is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4 **RECORDS**. The Manager shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;

(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V
Compensation

5.1 **REIMBURSEMENT**. Unless agreed otherwise, the Company shall reimburse the Manager for all direct out-of-pocket expenses incurred in managing the Company. If the event that the Company does not have the funds to reimburse the Manager for a direct out-of-pocket expense, that expense will be characterized as a loan from the Managing Member to the Company as per Article II.

5.2 **WAGES.** The Manager is not paid a wage.

ARTICLE VI
Bookkeeping

6.1 **BOOKS**. The Manager shall maintain complete and accurate books of account of the Company's affairs. Such books shall be kept on such method of accounting as the Manager shall select. The Company's accounting period shall be the calendar year.

6.2 **REPORTS**. The Manager shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

7.1 **SALE OF MEMBERSHIP INTEREST**. Members may at any time sell their membership interest in the Company, in whole or in part, to third parties (a "Transfer"), at any price, without first offering to sell such interest to existing Members of the Company. No Transfer shall be permitted until the transferee (i) delivers to the Company a written instrument evidencing such Transfer; (ii) executes a copy of this Agreement accepting and agreeing to all of the terms, conditions and provisions of such Agreements, which is delivered to the Company; and (iii) delivers to the Company an executed representation in favor of the Company and each of the Members that such Transfer was made in accordance with all applicable laws and regulations. The Company shall register on its books any permitted Transfer by a Member of its membership interest pursuant to this Section 7.1. To the fullest extent permitted by law, any purported Transfer of any Units in contravention of this Article VII shall be null and void and of no force and effect whatsoever.

7.2 **SUBSTITUTE MEMBERS.** A purchaser of membership interest in the Company shall be admitted as a substitute Member (a "Substitute Member") in accordance with this Section 7.2 at the time the requirements of Section 7.1 are met. A Substitute Member admitted to the Company shall succeed to all the rights and be subject to all the obligations of the assignor Member under this Agreement in respect of the Units as to which it was substituted and, to the fullest extent permitted by law. The assignor Member shall be released from its obligations under this Agreement with respect to such membership interest. The Company shall be entitled to treat the owner of record of any membership interest as the owner in fact of such membership interest for all purposes. Substitute Members shall

be Silent Partners and shall have no right to participate in the management of the business and affairs of the Company. A Substitute Member shall be entitled only to receive the share of the profits or other compensation by way of income and the return of contributions to which the assignor Member would have been entitled.

7.3 **BENEFICIARIES.** In the event that one of the Members of the Company dies, the decedent's membership interest in the Company will be transferred to one or more of their beneficiaries according to the decedent's last will and testament. In the event that the decedent has no last will and testament, the decedent's membership interest in the Company will be left to the decedent's heirs and assigns as per the laws of intestate. Beneficiaries may inherit ONLY membership interest in the Company and shall be Silent Partners. This means that any beneficiaries will not inherit any managerial interest in the Company and that their interest will be limited to receiving their respective share of net profits.

7.4 **DRAG-ALONG RIGHTS.** At any time, one or more Members whose interest in the Company comprises greater than Fifty Percent (50%) of the total membership interest in the Company (the "Exercising Member(s)") shall have the right to require all Members (the "Drag-Along Members" or "Drag-Along Member", as the case may be) to transfer their membership interest in a transaction which constitutes a bona fide sale and assignment at fair market value (a "Drag-Along Sale") of all of the membership interest in the Company to any third party that is not an affiliate of the Manager (such third party, a "Third-Party Purchaser"). The parties shall have the following rights and obligations in a Drag-Along Sale:

(a) To exercise such right, the Exercising Member(s) shall send written notice (the "Drag-Along Notice") to each Drag-Along Member, setting forth the aggregate consideration to be paid by the Third-Party Purchaser for all outstanding membership interest and the other terms and conditions of such transaction. Each Member shall be entitled to receive a portion of such aggregate consideration equal to the amount of such Member's membership interest. Each Drag-Along Member shall be required to (i) consummate the Drag-Along Sale for the amount of consideration set forth in the foregoing sentence and under the terms and conditions set forth in the Drag-Along Notice, and (ii) execute and deliver the same or substantially similar documentation as shall be determined by the Noticing Party (the "Drag-Along Documentation"), provided that each Member shall be responsible for its proportionate share of the liabilities and obligations (including liabilities and obligations for indemnification) and of any escrow to which any of the holders of membership interest in the Company who participate in the Drag-Along Sale shall be subject (based upon such Member's share of net proceeds), and provided further that:

> (A) no Drag-Along Member shall be required to provide any representations, warranties or indemnities in connection with the Drag-Along Sale, other than representations, warranties and indemnities concerning (1) such Drag-Along Member's valid title to and ownership of membership interest, free and clear of all liens, claims and encumbrances (excluding those arising under applicable securities laws), (2) such Drag-Along Member's authority, power and right to enter into and consummate such Drag-Along Sale, (3) the

absence of any violation, default or acceleration of any agreement to which such Drag-Along Member is subject or by which its assets are bound, (4) the absence of, or compliance with, any governmental or third party consents, approvals, filings or notifications required to be obtained or made by such Drag-Along Member in connection with such Drag-Along Sale, (5) compliance by such Drag-Along Member with applicable laws and (6) other matters to the extent the Exercising Members are similarly obligated;

(B) any indemnification provided by a Drag-Along Member in such Drag-Along Sale (other than with respect to breaches of representations, warranties and covenants by the Company) shall be provided on a several (and not joint and several) basis;

(C) no Drag-Along Member shall be liable for, or obligated with respect to, the inaccuracy of any representation or warranty made by another person (other than the Company) in connection with a Drag-Along Sale;

(D) no Drag-Along Member (except as such Drag-Along Member shall consent) shall be liable for, or obligated with respect to, the liabilities that arise based on the inaccuracy of any representation or warranty made by the Company, except on a several, pro rata basis, based on the membership interest held by such holder as a percentage of the total membership interest outstanding immediately prior to such transaction; and

(E) in no event shall any Drag-Along Member be liable for an amount greater than the net proceeds of the Drag-Along Sale received by such Member.

(b) At the consummation of the purchase of such membership interest by the Third-Party Purchaser, the Drag-Along Members shall deliver to the Manager duly executed instruments of transfer for their membership interest along with the Drag-Along Documentation. If one or more of the Drag-Along Members fails to deliver such instruments of transfer and/or Drag-Along Documentation to the Manager, the Manager shall cause the books and records of the Company to show that such Membership interest are bound by the provisions of this Section 5.4 and that such Membership interest shall be transferred only to the Third-Party Purchaser. In the event one or more of the Drag-Along Members fails to deliver the duly executed instruments of transfer and/or the Drag-Along Documentation to the Noticing Party as required herein, then the Noticing Party may execute any documents as shall be required by the Company for the purpose of transferring any Membership interest on the books and records of the Company, including but not limited to, an instrument of transfer as required by this Section 5.4 and the Noticing Party is hereby deemed appointed the attorney-in-fact of each such Drag-Along Member for the purpose of effectuating the requirements of this Section 5.4.

(c) Promptly, but in no event later than five (5) days after the consummation of the sale of the Membership interest of the Members and the Drag-Along Members pursuant to this Section 5.4, the Company, to the extent the Company received such funds, shall remit to the Drag-Along Members the applicable sales price for their Membership interest sold pursuant hereto (net of all costs and expenses incurred in connection with the sale).

ARTICLE VIII
Nondisclosure and Noncompetition

8.1 **NONDISCLOSURE.** At all times while this agreement is in force and after its expiration or termination, all of the signers of the agreement agree to refrain from disclosing Company customer lists, trade secrets, or other confidential material. All signers agree to take reasonable security measures to prevent accidental disclosure and industrial espionage.

8.2 **NONCOMPETITION.** While this agreement is in force, and for a period of one year after expiration of termination of this Agreement, the Members of the Company agree not to compete with the Company. Competing means owning or working for a business of the following type: Dating Company or Social Media company offering services in Virtual Reality.

ARTICLE IX
Construal of Agreement

9.1 **FAIR MEANING.** This Agreement shall be construed as a whole according to its fair meaning, with no presumption that it be more strictly construed against the person who drafted it. The Members expressly waive any and all claims relating to the fact that the drafter once practiced as an attorney, and attest that they have had ample opportunity to review this Agreement and consult with counsel as desired.

9.2 **SEVERABILITY.** In the event that any term, clause, or provision of this Agreement shall be construed to be or judged invalid, void, or unenforceable, such term, clause, or provision shall be construed as severed from this Agreement and the remaining terms, clauses, and provisions shall remain in effect.

9.3 **COUNTERPARTS & SIGNATURES.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with U.S. federal law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members' express intention to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each Member as the Operating Agreement of PLANET THETA LLC.

Members:

FIREFLARE GAMES LLC

[signature] 5/17/2022

By: Chris Crew, Manager **Date**

Voting Membership: 100%